Filed by Click2learn, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Click2learn, Inc.
Docent, Inc.
Commission File No.: 00-24289

The following is a transcription of Click2learn, Inc.'s Quarter 3, 2003 earnings conference call, held on October 21, 2003.

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Operator:	Good morning. My name is Constance, and I will be your conference facilitator. At this time I would like to welcome everyone to the Click2learn investor call for 2003 3rd quarter. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star (*), then the number one on your telephone keypad. If you would like to withdraw your question, press star (*), then the number two on your telephone keypad.
Thank you. Mr. Oakes, you may begin your conference.

Mr. Oakes:
Okay. Thanks, and good morning. I'd like to thank everybody for joining us today for this conference call. Here with me in our corporate headquarters in Bellevue, Washington, is John Atherly, our chief financial officer.

Before I discuss our results, I must remind you that during the course of this call we may make projections or other statements related to future events or financial performance. Any statements not related to historical results, including financial guidance for any future period, are forward-looking statements for the purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1986. Please remember that such forward-looking statements are only predictions that are subject to risks and uncertainties that may cause actual events or results to differ materially. For more information on these risks and uncertainties, you should review the risk factors and other information included in the documents the Company has filed with the SEC, including our latest 10-K and quarterly 10-Qs.

Yesterday we released our results for the third quarter of 2003, and I'm pleased to report that we met our earnings guidance and, in general, continued to grow revenue related to our flagship offering, the award-winning Aspen productivity suite. Let me take a moment to provide some top level highlights of our quarter.

For the third quarter of 2003 total revenues were $7.5 million, fueled primarily from the continued positive market reaction to Aspen. Platform revenues accounted for 85% of our total revenue, and increased 22% over the same period last year. Our platform customer base continues to grow and continues to dwarf the customer base of any of our primary competitors. Today we have over 400 enterprises using our platform, and its customer base remains one of our biggest differentiators for us in the market.

Despite the continued acceptance of Aspen, the third quarter is typically our industry's slowest quarter. With that expectation, we focused our efforts on expanding our reseller and system integrator partner network. Our goal with these partners is to expand Aspen's revenue opportunity beyond that which our direct sales force can generate. I'm pleased with the quality and the passion for our industry that I've seen from these new partners.

These efforts and our direct sales for Aspen license revenue of $2.7 million for the quarter, which is our highest quarterly total this year. Offsetting this growth was a decrease of approximately $900K from second quarter levels of implementation revenue, as many of our partners perform these services. We feel that the long-term dividends Click2learn will receive from these relationships far outweigh the short-term revenue loss.

During the quarter we released Version 2.5 of our Aspen Enterprise productivity suite, which enhanced all aspects of our award-winning platform. In addition to a wide variety of performance and scalability enhancements to our LMS, our LCMS, and our Virtual Classroom, this newest release of Aspen is highlighted by optimized database support for both Oracle and Microsoft SQL Server and by improved auditing, digital signature, and other compliance capabilities critical to meeting the challenges of today's highly regulated business environment. With the launch of Aspen 2.5, the most comprehensive version of our integrated single platform solution to date, Click2learn further defines itself as the industry's premier technology provider.
Before I go into more details on the quarter, let me turn the call over to John to review our financial results. John?

Mr. Atherly:	Thanks, Kevin.

Total revenue for the quarter grew 8% to $7.5 million from $6.9 million in the third quarter of 2002. Platform revenue consisting of all Aspen related revenue grew much faster than total revenue, up 22% to $6.4 million from $5.3 million in the prior year.
Growth for the first nine months of 2003 stands at 22% with $19.9 million of platform revenue, as compared to $16.2 million in 2002.

As Kevin mentioned, expanding our partner network for Aspen was one of our primary objectives during the quarter. Domestically we added two partners to focus on the US government and state and local channels. Internationally we signed agreements in the Asia-Pacific and African regions, among others. With many of these partners we chose to transfer existing sales opportunities generated over to our sale team. By priming the pump in this fashion, we were able to accelerate these partners' learning curves with regards to Aspen and give them a foundation to build their product.

Partner revenue in the second quarter of 2002 represented approximately 8% of our revenue. This grew in the third quarter, through the efforts described above, to represent approximately 15% of revenue.

Non-core revenues from our content services and tools revenues combined declined 35% to $1.1 million from $1.6 million in the prior year and from a total revenue perspective partially offset the strong platform growth. Average platform deal size fell below $400,000, primarily due to the use of the partners, who often performed implementation and consulting services related to the licenses that they sell, resulting in a smaller average deal size.

Accounts receivable at $9.4 million were unchanged from the quarter ended June 30th, and DSOs increased to 116 days as a result. We had anticipated that DSOs would decline to a hundred days at the end of Q3; however, due to timing of receipts, this did not happen until October. We still anticipate that DSOs of 95 days or lower are achievable by year's end.

Consolidated gross margins prior to reclassification of amortization grew to 74%, as compared to 71% in the third quarter, driven primarily by the increased platform revenues as a percentage of total revenue. This quarter we have reclassified amortization of purchased software related to our acquisition of Intelliprep and our VCS technology out of R&D expense and into the cost of platform revenue for the current and all prior periods.

For the current period, this represents approximately $353,000; for the third quarter a year ago, $117,000. For 2003 year to date this represents 823,000, and $350,000 a year ago year-to-date. These details are broken out in our footnotes in our earnings release.

On the expense side, total operating expenses declined significantly versus the year before to $6.5 million, as compared to $7.3 million in the third quarter of 2002. Click2learn continues to be one of the most efficient companies in our market, and it employs significant operating leverages, or revenue growth.

Net loss for the third quarter was $1.4 million, or $0.04 per share, as compared to a loss from continuing operations of $2.5 million, or $0.10 per share in the same period in 2002. The results were in line with the Company's guidance of $0.03 to $0.04 per share.

At September 30th, 2003, our cash balance was $14.9 million. Total liabilities declined approximately $500,000 during the quarter to $11.9 million. Before I turn the call back to Kevin, I'd like to review our guidance for the third quarter of 2003.

Year to date Click2learn's total revenue has grown 8% and our platform revenue 22%. While we would expect to see similar trends in the fourth quarter, our proposed merger with Docent may impact purchasing decisions until the merger is resolved early next year. As a result, we are projecting that revenue will fall in a range between $7.0 million and $9.0 million, and our loss per share is projected to fall in a range between $0.00 and $0.06 per share.
Projections for the combined company will be provided after the transaction closes. Now I'd like to turn the call back to Kevin.
Mr. Oakes:	Okay. Thanks, John.

So as most of you are aware, yesterday we announced that Click2learn and Docent have agreed to form a new company in a merger of equals transaction. The combination will bring together the two strongest, most innovative business performance and learning management software companies to create a single company for sustained long-term global leadership. By joining forces, the combined company will enjoy unparalleled advantages, including the position as the clear market leader providing the industry's most comprehensive, integrated software suite, combining complementary best-in-class capabilities.

The new company is the only provider that has the capability to offer a complete suite that includes learning management, learning content management, analytics, virtual classroom, knowledge management, collaboration, and performance management. It's also the only company with a proven experience and the track record to deliver on the promise. We'll also have the largest customer base in the industry at over 600 enterprise customers, about triple the nearest competitor, with the broadest market reach across geographies and industry verticals. The new company will count nearly 40% of the Fortune 50 and 25% of the global 50 among its customers. We'll have the broadest and strongest network of strategic partners. The new company will combine relationships with the highest caliber organizations in the systems integrator/content provider and outsourcing fields.

Deep partnerships with organizations such as Accenture, Deloite, IBM, British Telecom, NEC, Thomson Learning, Prime Media, Microsoft, Exault, and Racion are sure customers of superior capabilities and solutions. We'll have the largest R&D services and customer support teams in the industry to continue to innovate ground-breaking technologies and to provide superior support to clients. Lastly, we'll have the strongest company financially in the industry with over $40 million in cash, with combined revenue over the past 12 months of over $60 million and the scale to leverage operational efficiencies. The Company expects to be the clear choice for clients looking for a long-term supplier partnership and for organizations looking to standardize on a single learning and performance provider.

Over the past year, while many of our competitors have lost market share or even stood still, both Docent and Click2learn have continued to grow our customer bases and expand our geographic reach. With similar philosophies and cultures, and complementary technology and offerings, the combined company is poised to leverage our current momentum and to achieve significant growth and operational leverage going forward.

Let me outline for our shareholders the terms of the agreement that were listed in yesterday's press release. Under terms of the agreement and the plan of reorganization that's been approved by the Board of Directors for each company, Click2learn and Docent will each be acquired by a new corporate entity. Stockholders of Click2learn will receive .4144 shares in the new company for each common share held on the closing date, or approximately 52% of the new company, without taking into account the exercise of options prior to the closing date. The stockholders of Docent will receive .9525 shares in the new company for each common share held on the closing date, or approximately 48% of the new company, without taking into account the exercise of options or warrants prior to the closing date. Outstanding options and warrants will be converted into options and warrants for the purchase of shares in the new corporation in accordance with the same exchange ratios. This transaction is anticipated to be a tax-free reorganization and/or a tax-free exchange for US tax purposes, and a copy of the agreement and plan of reorganization will be filed with the SEC.

We expect to file a registration statement containing a proxy statement and prospectus related to the transaction for necessary stockholder votes in the coming weeks. And given the ordinary timetable, we expect to close the transaction sometime in early Q1 of 2004.

So it's important to note that this new company is expected to have a new name and new branding, but we'll have the products, services, and customer bases of Click2learn and Docent today. Both Andy and I and the executive teams of each company wanted to name the company something different because together we also think that this will be a very different company going forward. And although organizations across the globe are recognizing that our products are mission critical in order to stay competitive in today's environment, the buying decisions continue to be a bit confusing given the lack of a clear leader in the industry. This merger provides our joint customers with a partner that has the widest experience base, the most proven technology, and the most comprehensive offering of any supplier in our market. Combined with our financial strength, I feel this merger is exactly what the market needs at this point in time, which is a clear leader that companies and shareholders can invest in for years to come.
So this concludes the formal part of the presentation. John and I would now be happy to answer any questions you might have.
Operator:
At this time I would like to remind everyone if you would like to ask a question, please press star (*), then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from Eric Martinuzzi of Craig-Hallum Capital Group.
Mr. Martinuzzi:	My question has to do with outside of the platforms. The tools and the content services, what is steady state? Do you have any sense of what the run rate is going to be for those two?

Mr. Atherly:
On the tools side, where we are today hopefully is the low point of that. We have a new version of Toolbook that releases this quarter, and that new version adds even additional simulation and functionality there. So based on the renewal rate for support for Toolbook in Q3, we'd anticipate that to start to go up a bit. So if you model steady state where we were at Q3, I think that's very conservative.

On the content services side, that's a summer quarter phenomena since those are mainly temporary people, and a lot of folks just don't do as much in that quarter. Again, if you model that at about that level, that's conservative as well.
Mr. Martinuzzi:	Okay. And then back to the average deal size, you said it was less than $400K. Are we talking significantly less or—
Mr. Atherly:	About $390K.
Mr. Martinuzzi:
All right. And your deals that you're getting through your partners, one of the keys, at least in my mind for the story, is traction with some of your larger partners, Accenture being one that stands out in my mind. Did you see that in this quarter or is that going to be more of a Q4 phenomenon?
Mr. Oakes:
There's no question we saw traction with Accenture in this quarter, and I think as we told you last quarter on this call we expected that. We expected to see in the last half of this year that that revenue would pick up and that our business with Accenture would just continue to accelerate, and that's exactly what's happening. So we had a good quarter with them in Q3. We'll continue to have good quarters going forward with them based on the amount of activity that we've got right now.
Mr. Martinuzzi:	Okay. The last thing, on the cash flow statement side, what was your cash from ops and the cap ex for the quarter?
Mr. Atherly:
It was about a negative $700K on the cash, and that was due to the increase in the AR as a DSO perspective. And we also paid down some liabilities during the quarter. Cap ex for the quarter was very minimal, less than a hundred grand.
Mr. Martinuzzi:	Okay. Thanks.
Operator:	Your next question comes from Tracy Earndon of Dink Equity.
Mr. Earndon:	In keeping with the housekeeping stuff at the tail end of Eric's question, I wonder if you—I didn't see deferred revenue broken out. I wonder if you could tell us what that was.
Mr. Atherly:	Deferred revenue went down about $700K during the quarter.
Mr. Earndon:
I just wanted to get a little bit more color about sort of the condition of the market and where you feel customers had their add. Has there been any meaningful change from what you experienced in the prior quarter, seasonality notwithstanding?

Mr. Oakes:
I don't think there have been any significant change from what customers are viewing from our platform, Tracy. I do think going into the summer quarter for any enterprise software company is a challenge, particularly in Europe, but also in the US. And I think that's where some of the seasonality comments came in. What we are seeing from a pipeline and RFP perspective, we continue to see that pipeline grow. We continue to see the size of RFPs grow. What we're seeing is that the number of companies vying for the enterprise is continuing to grow, and I expect that Docent probably said the same on their call as well. We're recognizing that organizations are trying to combine their efforts rather than go piecemeal department by department and making these decisions, and we have some central decision-makers. Oftentimes it's a committee which sometimes lengthens the sales cycle but increases the overall deal size and vies for all employees inside that organization.
Mr. Earndon:	So is it fair to say that we're starting to see some movement away from pilot programs then?
Mr. Oakes:
Yeah, there's no question on that. I think it's a natural maturation process that's going on right now, and we're seeing less and less pilots. We're seeing more and more deployment. Companies recognize this is serious stuff, mission critical stuff. I think our combination with Docent is a signal that this market is ready for that clear leader, and it's ready to grow into a true enterprise software market.
Mr. Earndon:	Any increased activity from the larger enterprise software players in terms of what they're trying to market with add-ons to their products in this space?
Mr. Oakes:
From a what's-happening-out-on-the-street perspective, absolutely zero increased from enterprise software companies that we can see. The only increase I've seen is in a couple of folks' marketing efforts, but we're not having any effect or seeing that effect out in the marketplace.
Mr. Earndon:
This is a category that's been around for a little while now. I guess I'm wondering are you starting to see some customers that are—or some kind of business or interest coming from people that have existing products already that are looking to move away from those products into something new? Is that a meaningful part of the market at all?
Mr. Oakes:
I think that's also part of the industry's maturation. We're seeing that some companies who have adopted more of a best-of-breed approach in trying to integrate products from different vendors are recognizing that long term that's not the best way to do it from a cost perspective, nor is it the most effective way to do it. And so we have several of our customers who are using our LMS, for example, who are looking to switch the virtual classroom over to us or the learning content management system over to us because they want that integrated experience. There's no question that that is happening every day from our customer base. And when we talk about our 400 enterprise customers out there, that's really one of the huge advantages that we have in this marketplace, that we can leverage that customer base for additional selling.
Mr. Earndon:	Okay, great. Thanks very much.
Operator:	Again, if you would like to ask a question, please press star (*), then the number one on your telephone keypad.
Your next question comes from Mark Hughes with SunTrust Robinson Humphrey.

Mr. Hughes:
I had a question regarding your customer overlap with Docent. What percentage of your customers do you overlap with Docent, and then maybe on the partnership side, is that proportion of overlap in terms of partners similar?
Mr. Oakes:
It's actually almost nil, which is good news. On the customer side, customer overlap, it's really even hard for me to point to more than a handful of customers where we're in different divisions within that customer. So it's low single digit percentages if you want to put it in a percentage. And then on the partner side, it's pretty similar. We have some very complementary partners. We've worked a lot with Accenture, a lot with Microsoft, a lot with Deloite. They've worked a lot with Exault and IBM Professional Services and a few others. So we think from a combination standpoint, leveraging those existing partners is going to be one key benefit to the combined company going forward.
Mr. Hughes:	Could you quantify the number of new customers that you added in the quarter and maybe what the pipeline or lead flow sort of looked like as you entered this quarter?
Mr. Oakes:
There were 15 platform clients during the quarter, and six of those were new. And I think from a pipeline lead perspective, going back to a conversation I just had with Tracy, we continue to see that pipeline grow, and the most exciting thing for me in that pipeline is the size of opportunities. I think the size of opportunities continues to be reflective of our mission critical enterprise wide goal here with our platform.
Mr. Hughes:	Thank you very much.
Operator:	Your next question comes from Debbie McGrath of HR.com.
Ms. McGrath:
I'm wondering when you combine these two entities what is the technology that you're going to use? Is it going to be a single platform you go to market with or will you still support both platforms long term or are you intending to integrate them?
Mr. Oakes:
We're going to integrate both platforms, Deb, going forward, and we're going to support our customer base in the movement towards both platforms. So it's certainly in that timeframe we will continue to, as we do now, actively support our customer base, make sure our customer satisfaction rating is in the 90 plus percentile, which it is currently for both companies. But going forward, we have very exciting plans around how we're going to integrate these two platforms and come out with the best of both that we think the marketplace will have a very tough time catching up to from a competitive standpoint.
Ms. McGrath:	Any idea how long that will take?
Mr. Oakes:	We've got competitors listening to this call. We feel very confident in our timeline, and we don't think it will take a very long time, but I don't want to reveal exactly how long it's going to take.
Ms. McGrath:	Thanks.
Operator:	Again, if you would like to ask a question, please press star (*), then the number one on your telephone keypad.
There are no further questions at this time.

Mr. Oakes:
Okay. Thanks, Operator, and thanks to everyone. Certainly if you have further questions, we'd be happy to answer those for you. And we will also be at the Tech Learn Conference in Florida in a couple of weeks and be happy to talk to you further about what we're doing with Aspen and what we are going to do going forward with the combined company. So thanks for your support, and we'll talk to you again in about three months.
Operator:	This concludes today's Click2learn investor 2003 3rd quarter earnings conference call. You may now disconnect.

[Teleconference Concluded]